

November 1, 2013

<u>Via E-mail</u>
Mr. Dwight L. Dunlap
Chief Financial Officer
Natural Resource Partners L.P.
601 Jefferson Street
Suite 3600
Houston, TX 77002

      Re: **Natural Resource Partners L.P.**
             Form 10-K for the Year Ended December 31, 2012
             Filed February 28, 2013
             Form 10-Q for the Quarter Ended June 30, 2013
             Filed August 7, 2013
             Response dated October 29, 2013
             File No. 001-31465

Dear Mr. Dunlap:

We have reviewed your response and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Comprehensive Income, page 5

1. We note your response to our prior comment. In order to highlight that the "Revenues" section includes equity in the earnings of unconsolidated investments, please modify your titles "Revenues" and "Total Revenues" in future filings to better reflect the amounts included (e.g. "Revenues and Other Income").

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining